

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

May 2, 2014

Via E-mail
Hajime Abe
Chief Executive Officer
Toshoan Holdings, Inc.
1-1-36, Nishiawaji,
Higashiyodogawa-ku
Osaka, Japan 533-0031

> **Re:** **Toshoan Holdings, Inc.**
> **Registration Statement on Form S-1**
> **Filed April 4, 2014**
> **File No. 333-195060**

Dear Mr. Abe:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General

1. Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications. Similarly, please supplementally provide us with any research reports about you that are published or distributed in reliance upon Section 2(a)(3) of the Securities Act of 1933 added by Section 105(a) of the Jumpstart Our Business Startups Act by any broker or dealer that is participating or will participate in your offering.

2. Please provide us with your analysis as to whether you are a shell company, as defined in Rule 405 under the Securities Act. In this regard, we note that you appear to have no or nominal operations, and no assets. If you conclude that your company is a shell

company, please revise your prospectus to disclose that you are a shell company and further disclose the consequences of that status, such as the restrictions on your ability to use registration statements on Form S-8, the limitations on the ability of your security holders to use Rule 144 and the potential reduced liquidity or illiquidity of your securities. We may have further comment upon reviewing your response.

3. Please revise your registration statement to ensure consistency throughout your filing regarding the market on which you will attempt to have your securities quoted. In this regard, we note that you make references to both the OTCBB and the OTC Marketplace. If you plan to attempt to have your securities quoted on the OTC Marketplace, please disclose the tier on which you plan to seek to have your securities quoted by disclosing whether you will seek to have your securities quoted on the OTCQX, OTCQB, or OTC Pink tier. We may have further comment upon reviewing your response.

4. Please tell us how you plan to market your offering in the United States and comply with applicable federal securities laws, such as, for example, prospectus delivery requirements.

5. We note that 707 of your shareholders are offering for resale shares they received on December 11, 2013 pursuant to a share exchange agreement with Mr. Hajime Abe. Given the nature of the offering and the size of the offering relative to the number of shares outstanding held by non-affiliates, it appears that the shares being registered for resale by your selling shareholders is a primary offering of your shares to the public, with the selling shareholders acting as a conduit in a distribution to the public. Please revise your prospectus to disclose that the selling shareholders will offer the shares at a fixed price for the duration of the offering. Alternatively, please provide us with a detailed analysis as to why the proposed offering is not a primary offering on your behalf and thus should appropriately be characterized as a transaction eligible to be made pursuant to Rule 415(a)(1)(i) under the Securities Act. We may have further comment upon reviewing your response. Please refer to Question 612.09 of our Compliance & Disclosure Interpretations for Securities Act Rules, which can be found on our website.

Prospectus Cover Page

6. We note your statement that "[a]ll of the shares being registered for sale by the Company will be sold at a fixed price of $1.00 per share for the duration of the Offering unless [your] shares are quoted on the Over The Counter Marketplace ('OTC') which at such time shares may be sold at prevailing market prices or at privately negotiated prices by the selling shareholders." It does not appear that you are eligible to conduct a primary at-the-market offering. Accordingly, please revise throughout your prospectus to state clearly that the shares offered by the company will be sold at a fixed price of $1.00 per share for the duration of the offering. Please also revise throughout the prospectus to more clearly differentiate between the primary offering and the shares that you are registering for resale. Please refer to Rule 415(a)(4) and Rule 415(a)(1)(x) under the Securities Act of 1933, as amended.

7. Please disclose on the prospectus cover page that your auditor has expressed substantial doubt as to your ability to continue as a going concern and that, if applicable, you are a shell company.

8. Please disclose the net proceeds that you may receive from the primary offering, assuming the sale of 25%, 50%, 75% and 100% of the shares offered. Please refer to Item 501(b)(3) of Regulation S-K. Please also state that there is no guarantee that you will sell any of the securities being offered.

Prospectus Summary

9. We note your statement on page 5 that the offering can be "extended by [y]our Board of Directors for an additional 90 days." Please indicate how you will notify investors of any such extension.

10. We note your statement that you have generated only "little revenue to date." Please disclose here and in the Business section the fact that the revenue that you have received is from a related party, and that the product that you have sold, you purchased from a related party, as you disclose on pages 27 and F-9.

11. We note the chart on page 6 and the fact that the number of shares outstanding after the offering is listed as 72,000,000 for each offering scenario that you disclose in the chart. Please revise, as it appears that the number of shares outstanding following the offering would differ depending on whether you sell 25%, 50%, or 75% of the shares being offered.

Use of Proceeds, page 6

12. Please revise your registration statement to ensure consistency throughout the filing. In this regard, we note your statement that "[you] do not have any specific uses of the net proceeds planned." However, in the last paragraph on page 4 you state the intended use of proceeds from the offer.

Management's Discussion and Analysis, page 7

13. We note your statement in the third full paragraph of this section that Mr. Abe has "informally" agreed to advance funds for offering costs, filing fees, and professional fees. Please revise to clarify that there is no guarantee that Mr. Abe will loan you any such funds, and indicate whether there is a maximum amount of funds that Mr. Abe has informally agreed to loan to you.

14. Please include in this section a discussion of your financial condition, changes in financial condition, and results of operations for the fiscal year ended January 31, 2013 as

compared to the fiscal year ended January 31, 2014. Please refer to Item 303(a) of Regulation S-K.

Risk Factors, page 8

15. Many of the risks disclosed in this section are repetitive or otherwise overlap. Please revise this section to reduce the redundancy in the risk factors that you discuss.

Our future success is dependent, in part, on the performance and continued service of Hajime Abe, our President and CEO, page 10

16. Please revise your disclosure to ensure consistency throughout the registration statement. In this regard, we note your disclosure that "[you] are presently dependent to a great extent upon the experience, abilities and continued service of Hajime Abe." However, your disclosure on page 13 states that " [y]our officers and directors ultimate lack of experience in [y]our industry" could cause you "irreparable harm."

Because our current President has other business interests, page 10

17. Please discuss in this risk factor and throughout the prospectus whether Mr. Abe has other business interests that may compete with your interests. In this regard, we note that Mr. Abe owns other entities that appear to conduct similar businesses and operate in the same industry as the one in which you plan to compete.

Description of Business, page 16

Quantity and Price, page 17

18. Please disclose the basis for the chart included in this section, and your statement that "TOA Fisher estimates a gross profit per month of JPY 24,000,000 or USD $237,624." We may have further comment upon reviewing your response.

Directors, Executive Officers and Corporate Governance, page 24

19. Please disclose the principal business of the entities with which Mr. Abe has previously been or is currently engaged. Please refer to Item 401(e) of Regulation S-K. Please also ensure that each of Mr. Abe's previous business activities are disclosed in this section. In this regard, we note your disclosure on page 27 regarding Mr. Abe's ownership of Toshoan Restaurant and Tsukiji Toa Suisan Co., Ltd.

Certain Relationships and Related Transactions, page 27

20. Please briefly describe the restrictions on the shares of common stock issued to Hajime Abe as director's compensation. In this regard, we note that many of the shares of restricted common stock were sold by Mr. Abe in December 2013.

Financial Statements, page F-2

Note 1 – Organization and Description of Business, page F-8

21. We note your disclosure that Mr. Abe entered into stock purchase agreements with approximately 707 Japanese shareholders and pursuant to such purchase agreements sold 66,148,000 shares of common stock. Please disclose the consideration received by Mr. Abe for such sales.

Note 4 – Stockholder's Equity, page F-9

22. Please update this section to include the issuance of shares on December 13, 2013, as described in Note 1 on page F-8.

Signatures, page 31

23. Your registration statement should be signed by the company, your principal executive officer or officers, your principal financial officer, your controller or principal accounting officer and by at least a majority of the board of directors or persons performing similar functions.   In this regard, there should be separate signature blocks for the company and each of the required persons. Please revise your signatures so that they are consistent with the requirements of Form S-1.   Please refer to the signature page of Form S-1 and the related instructions.

Exhibit 5.1 Opinion of Adam S. Tracy

24. Please refer to the third sentence of the first paragraph and the first sentence in the fourth paragraph of the opinion. It is inappropriate for counsel to exclude or "carve out" the law of the relevant jurisdiction or indicate that he or she is not qualified to opine on the law of the relevant jurisdiction. Please have counsel revise the opinion accordingly. Please refer to Section II.B.3.b of Staff Legal Bulletin No. 19.

25. Please have counsel revise the opinion to state the number of shares being registered for resale by the selling stockholders. In this regard, we note that the second sentence of the first paragraph only references the shares to be sold by the company.

26. Please have counsel revise the third paragraph of the opinion to include the shares being registered for resale by the selling stockholders and state that resale shares "are" – and

not "will be" – legally issued, fully paid and non-assessable. Please refer to Section II.B.2.h of Staff Legal Bulletin No. 19.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Jennifer López, Staff Accountant, at (202) 551-3792, Lisa Kohl, Staff Attorney, at (202) 551-3252, or me at (202) 551-3720 with any other questions.

Sincerely,

/s/ Lisa M. Kohl for

Mara L. Ransom
Assistant Director